October 4, 2013

Justin Dobbie

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Navigator Holdings Ltd.
Amendment No. 2 to Draft Registration Statement of Form F-1
Submitted September 20, 2013
CIK No. 0001581804

Ladies and Gentlemen:

Set forth below are the responses of Navigator Holdings Ltd. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 2, 2013, with respect to Amendment No. 2 to Draft Registration Statement of Form F-1, CIK No. 0001581804, submitted to the Commission on September 20, 2013 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Confidential Draft Registration Statement Submission No. 4 on Form F-1 unless otherwise specified.

General

1.	We note your responses to our prior comment 1. As requested in our prior comment, prior to the planned effectiveness of the Company’s Form F-1 registration statement, please revise to remove the restrictive legend included on the report of the independent registered public accounting firm. Also, please include a currently dated consent of the independent registered public accounting firm as an exhibit to the filing when you file your F-1 registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that KPMG LLP (“KPMG”) will remove the restrictive legend included on its report prior to the effectiveness of the Registration Statement and after the stock split referred to in note 10(b) of the Notes to the Consolidated Financial Statements has been effected. The Company will include a currently dated consent of KPMG when the Registration Statement is filed.

Securities and Exchange Commission

October 4, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates, page 58

Impairment of Vessels, page 59

2.	Please consider revising the table added on page 59 to disclose the June 30, 2013 carrying values of each of your current vessels.

RESPONSE: The Registration Statement has been revised as requested. Please see page 59.

Share-based Compensation, page 60

3.	We note your response to our prior comment 7 and the changes that have been made on page 60 of MD&A in response to our prior comment. Once the IPO price is determined, please revise your discussion in MD&A to include a discussion of any additional factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price.

RESPONSE: The Company will revise its discussion in MD&A to include a discussion of any additional factors contributing to the difference between the fair value as of the date of each grant and the estimated IPO price once the IPO price is determined.

4.	We note from your response to our prior comment number 7 and from the disclosures that have been added on page 60 of MD&A that in February 2013, you issued 7,500,000 shares on a post-split basis to affiliates of WL Ross & Co. LLC and others in a negotiated transaction for $10 per share on a post-split basis. We also note that given the growth in the company that occurred between 2008 and March 2013 and the contemporaneous nature of the transaction with WL Ross & Co. LLC and others, you believe it is appropriate that the price per share at which grants were made in March 2013 and April 2013 should equal the negotiated price per share with WL Ross & Co. LLC. We further note that due to the existence of this transaction, you did not believe it to be necessary or cost effective to engage an independent valuation specialist to provide a valuation in connection with such grants. Given that WL Ross & Co. LLC was your principal shareholder at the time of this transaction, we do not necessarily believe that their purchase of your restricted shares provides an objective independent basis for valuing your common shares. Accordingly, as requested in our prior comment, please revise your discussion in MD&A to explain the methods and significant assumptions used to value your stock-based compensation grants during the one year period preceding the planned public offering date including those that were issued during 2012. As part of your revised disclosure, please indicate the illiquidity discounts and EBITDA multiples and any other significant assumptions that were used in your cost and income approaches to valuing your common shares. Refer to the guidance outlined in section 14.13 of the AICPA Audit and Accounting Practice Aid, Valuation of Privately-held Company Equity Securities Issued as Compensation.

Securities and Exchange Commission

October 4, 2013

RESPONSE: The Registration Statement has been revised to disclose that although the Company believes that the price used in the contemporaneous issuance to WL Ross & Co. LLC and others of $10.00 per share was the best evidence to support the $10.00 per share values of its March 2013 and April 2013 restricted share grants, in order to support such determination at the time of grant, it also applied its 2008 valuation methodology. In using such methodology, the Company applied an illiquidity discount of 20.0% and an EBITDA multiple of 8.5x, which resulted in a fair value per share of $10.01 on a post-split basis. Please see page 60.

Taxation of the Company, page 109

5.	Please delete the phrase that the tax summary is for “general information purposes only” as investors are entitled to rely on this section.

RESPONSE: The Registration Statement has been revised as requested. Please see page 109.

6.	Based on your revised disclosure, it does not appear that you intend to file a short-form tax opinion related to the tax discussion in this section. Please confirm our understanding that you intend to file a long-form opinion of counsel that is consistent with the current disclosure in this section.

RESPONSE: The Company has revised its disclosure to clarify that it intends to file a short-form tax opinion related to the tax discussion in this section as Exhibit 8.1. Please see page 109.

Material U.S. Federal Income Tax Considerations, page 128

7.	Please revise this section to state that investors are encouraged to consult their own tax advisors rather than stating that they “should” consult their own tax advisors.

RESPONSE: The Registration Statement has been revised as requested. Please see page 128.

Changes in Accountants, page 142

8.	We note your response to our prior comment 9. Please file the letters from MSPC and Grassi as Exhibit 16 to the registration statement prior to the planned effectiveness of your Form F-1 registration statement.

RESPONSE: The Company confirms that the letter from MSPC and the letter from Grassi, each addressed to the SEC with respect to the change in accountants, will be filed as exhibits to the Registration Statement prior to the effectiveness of the Registration Statement.

Securities and Exchange Commission

October 4, 2013

Navigator Holdings Ltd. Audited Financial Statements, page F-12

Note 2. Summary of Significant Accounting Policies

(a)        Basis of Presentation

9.	Please revise the disclosure in Note 2(a) to include the proposed revisions noted in your response to our prior comment number 41 stating “Therefore, all economic interests in the residual net assets reside with the Company as the rights of all additional benefits and absorbing of any losses are borne by the Company.”

RESPONSE: The Registration Statement has been revised as requested. Please see page F-17.

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Securities and Exchange Commission

October 4, 2013

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or Will Jordan of Vinson & Elkins L.L.P. at (713) 758-3550.

Very truly yours,

NAVIGATOR HOLDINGS LTD.

By:	/s/ Niall Nolan
Name:	Niall Nolan
Title:	Chief Financial Officer

Enclosures

cc:	Mike Rosenwasser (Vinson & Elkins L.L.P.)
E. Ramey Layne (Vinson & Elkins L.L.P.)
Marc D. Jaffe (Latham & Watkins LLP)
Ian D. Schuman (Latham & Watkins LLP)